EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	January 4, 2012

Drilling at Seabridge Gold’s Kerr Deposit Yields Significant Metal Grades
Hole K-11-15 Intersects 34.3 Meters Grading 1.04 grams per tonne Gold and 1.88% Copper

Toronto, Canada – Nine exploration holes drilled in 2011 at the Kerr deposit have returned some of the highest grades encountered to date at Seabridge Gold’s 100%-owned KSM project in northwestern British Columbia.  All nine of the core holes completed at Kerr (totaling 2,630 meters) intersected mineralization which is expected to add to resources and reserves and improve the project’s economics.

Seabridge President and CEO Rudi Fronk commented that “this drilling has opened up the Kerr deposit down dip with better than expected grades. The results strongly suggest that we can add further higher-grade copper mineralization in future programs. Meanwhile, the holes drilled this year have likely upgraded inferred and unclassified material within the planned pit and should therefore contribute to reserve expansion in the new KSM Preliminary Feasibility Study planned for release in April 2012.”  (See attached cross-section [ANNEX A])

An updated NI-43-101Mineral Resource Estimate for the entire KSM project and incorporating the Kerr drill results is scheduled for completion in the next 30 days.

Results from the nine Kerr holes drilled in the past year’s program are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold (g/T)	Copper (%)
K-11-09	150.0	44.0	78.0	34.0	0.21	0.35
K-11-10	252.0	101.0	124.1	23.1	0.35	0.53
		217.9	252.0	34.1	0.18	0.28
K-11-11	544.8	155.0	171.0	16.0	0.69	0.40
		189.2	249.0	59.8	0.56	0.42
		478.7	486.6	7.9	0.81	1.75
		501.7	544.8	43.1	0.53	1.36
K-11-12	131.0	4.4	62.0	57.6	0.12	0.24
K-11-13	249.0	96.0	133.7	37.7	0.20	0.23
		182.0	234.0	52.0	0.18	0.28
K-11-14	249.0	65.0 Incl. 67.0	195.0 111.1	130.0 44.1	0.21 0.39	0.60 1.06
K-11-15	257.0	56.2 Incl. 83.8	161.0 118.0	104.8 34.3	0.44 1.04	0.94 1.88
		181.6	210.0	28.4	0.15	0.31
		235.0	257.0	22.0	0.29	0.60
K-11-16	471.0	196.0	229.1	33.1	0.60	0.81
		240.8	297.0	56.2	0.29	0.63
		379.8	411.3	31.5	0.28	0.56
		417.9	471.0	53.1	0.59	1.05
K-11-17	327.0	87.0	131.0	44.0	0.04	0.32
		249.0	285.6	36.6	0.37	0.37

The above reported drill holes were designed to intersect the true width of the Kerr deposit, except where noted below.  Several holes were drilled at oblique angles to the mineralized zone because of topographic constraints but results are considered to be meaningful as the drill holes were designed to pierce inferred resources and unclassified material contained within the planned Kerr pit. The reported assays have not been capped.

Descriptions of the above tabulated holes are as follows (see attached map [ANNEX B] for locations):

K-11-09: Located at the northwest end of the Kerr zone, drilled at an azimuth of 090° and inclined at -50°.  Overburden to 5.1 meters, then an intensely bleached, foliated, quartz-sericite-pyrite altered rock and fault zone to 46 meters. The fault zone is interpreted to be a sub-horizontal break along which gravity induced slumping has occurred, placing a thin layer of unmineralized wall rocks over mineralized rocks. Fine disseminated chalcopyrite in similarly altered rocks below the fault to the hole bottom at 150 meters, except for intervals of late, barren mafic dykes from 117.9 to 127.2 and 146.5 to 146. The mineralization gradually decreases with depth as the hole transitions from the core of the Kerr zone to the footwall. This hole will convert unclassified and inferred material to indicated resources within the current pit model.

K-11-10: Targeted projected mineralization down-dip on the west side of the central Kerr zone, drilled at an azimuth of 089° and inclined at -57.7°.  From 5 to 217.9 meters the hole cut intensely quartz-sericite-pyrite altered igneous rocks with late, barren mafic dykes from 80.2 to 94.8 meters, 124.1 to 136.7 meters  and 173.4 to 191.2 meters. A projected upper part of the Kerr zone occurs from about 70 to 135 meters, however in this area it has been partially displaced by the late barren dykes. The lower or main Kerr zone runs from 217.9 to the hole bottom at 252 meters, and is characterized by chlorite alteration and anhydrite veining. The hole terminated in the zone but at this point is well below the conceptual pit bottom. This hole will convert unclassified and inferred material to indicated resources within the current pit model.

K-11-11: Collared at the southwest side of the Kerr zone, drilled at an azimuth of 090° and inclined at -65°, designed to test projected mineralization down dip in both Kerr zones. As expected for this area of Kerr, fine disseminated and fracture controlled chalcopyrite is correlative with the intensity of chloritic and silicic alteration of host andesitic tuff. Results from this hole will convert above average grade unclassified and inferred material to indicated resources blocks within the current pit model. Above the upper Kerr zone, scattered sub-centimeter scale, gold bearing quartz-carbonate veinlets are common, and assays up to 12.1g/t Au over 1.5 meters have been obtained.

K-11-12:  Located at the northwest end of the Kerr zone approximately 150 meters north of K-11-09, drilled at an azimuth of 089° and inclined at -50°. Fine grained chalcopyrite in strongly foliated, quartz-sericite-pyrite altered volcaniclastic rocks throughout the drill hole.

K-11-13: Targeted projected ore down dip at the west side of the north-central Kerr zone drilled at an azimuth of 090° and inclined at -70°. Mineralization correlates with intensity of veining and chloritic alteration in tuff, however it appears overprinting quartz-sericite-clay-pyrite alteration may have had a leaching effect and removed some metal. Results will convert unclassified and inferred material to indicated resources.

K-11-14: Collared at the west side of the central Kerr zone, drilled at an azimuth of 142° and inclined at -75°, to test the down dip projection of mineralization within the current pit. Due to topographic constraints on drill pad positioning, an oblique azimuth was necessary to reach the target area. The location is in high, steep terrain typically under heavy snow cover, and was not accessible for drilling in previous years. Disseminated, vein and fracture controlled chalcopyrite abundance correlates with intensity of chlorite and silicic alteration accompanied by quartz stockwork veining in volcaniclastic rocks. The upper and lower Kerr zones almost coalesce in this location. These results will convert unclassified and inferred material to above average grade indicated resources within the current pit model.

K-11-15: Collared from the same location as K-11-14, but drilled at an azimuth of 142° and inclined at -48°, designed to cover the same target as K-11-14 on the section 70 meters to the south using an oblique azimuth due to topographic constraints. The geology and mineralization are similar to K-11-14. The hole terminated in strong mineralization below the current pit model. These results will convert unclassified and inferred material to above average grade indicated resources within the current pit model.

K-11-16: Collared approximately 275 meters south of K-11-14 and 120 meters north of K-11-11, tested the same down dip projection of mineralization within the pit in the south central Kerr zone. The abundance of disseminated, vein and fracture filling chalcopyrite correlates with chloritic and silicic alteration and associated quartz stockwork vein density in foliated volcaniclastic rocks. The lower Kerr zone has a higher stockwork density typically with magnetite and/or anhydrite, characteristic of higher grade areas of the Kerr deposit. The hole terminated in mineralization below the current pit model. These results will convert unclassified and inferred material to above average grade indicated resources within the current pit model.

K-11-17: Collared from the same location as K-11-14, but drilled at an azimuth of 355° and inclined at -70°, designed to cover the same target as K-11-14 approximately 100 meters to the north using an oblique azimuth due to topographic constraints. The geology and mineralization are similar to K-11-14 but less intense. The hole was terminated before reaching the lower Kerr zone as it was well below the pit model. These results will convert unclassified and inferred material to indicated resources within the current pit model.

KSM is one of the world’s largest undeveloped gold-copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

Exploration activities at KSM were conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2011 program including blank and reference standards in every batch of assays. Cross-check analyses were conducted at a second external laboratory on 10% of the samples. Samples were assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in the Kerr zone or other zones; (iii) the amount of future production; (iv) further optimization of the Preliminary Feasibility Study including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.
ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

ANNEX A

KERR ZONE CROSS SECTION A-A'
A
A'
Measured and Indicated Blocks
in KSM Resource Model
of May 2, 2011 (% Cu)
K-11-15
Projection of
Ultimate Open
Pit Limits
Projected Limits
of Kerr Zone
on this Section
KS-080
KS-081
K89-006
K87-009
K-11-15
1600
1400
1200
1000
200
400
1000
1200
weak phyllic alteration
phyllic alteration dominant
chloritic (retrograde potassic)
alteration dominant
phyllic alteration dominant
Drill Hole Trace Assay Color Codes
Cu
%
>0.80
0.40 - 0.80
0.20 - 0.40
0.10 - 0.20
0.05 - 0.10
Au
g/t
>1.00
0.75 - 1.00
0.50 - 0.75
0.25 - 0.50
0.10 - 0.25
SEABRIDGE GOLD

ANNEX B

# KERR ZONE 2011 DRILL HOLE ASSAY COMPOSITES – Dec. 30, 2011

420,800
421,200
421,600
422,000
422,400
422,800
6,260,000 mN
6,259,600 mN
6,259,200 mN
6,258,800 mN
6,258,400 mN
Projection of Ultimate Open Pit Limits
K-11-12
K-11-09
K-11-13
K-11-10
K-11-17
K-11-14
cross section
A
A'
K-11-15
K-11-16
K-11-11
0
200
400
meters
SEABRIDGE GOLD

| Hole ID | Total Depth (m) | From (m) | To (m) | Thick-ness (m) | Au g/T | Cu % |
|---|---|---|---|---|---|---|
| K-11-09 | 150 | 44.0 | 78.0 | 34.0 | 0.21 | 0.35 |
| K-11-10 | 252 | 101.0 | 124.1 | 23.1 | 0.35 | 0.53 |
| | | 217.9 | 252.0 | 34.1 | 0.18 | 0.28 |
| K-11-11 | 544.8 | 155.0 | 171.0 | 16.0 | 0.69 | 0.40 |
| | | 189.2 | 249.0 | 59.8 | 0.56 | 0.42 |
| | | 478.7 | 486.6 | 7.9 | 0.81 | 1.75 |
| | | 501.7 | 544.8 | 43.1 | 0.53 | 1.36 |
| K-11-12 | 131 | 4.4 | 62.0 | 57.6 | 0.12 | 0.24 |
| K-11-13 | 249 | 96.0 | 133.7 | 37.7 | 0.20 | 0.23 |
| | | 182.0 | 234.0 | 52.0 | 0.18 | 0.28 |
| K-11-14 | 249 | 65.0 | 195.0 | 130.0 | 0.21 | 0.60 |
| | | Incl. 67.0 | 111.1 | 44.1 | 0.39 | 1.06 |
| K-11-15 | 257 | 56.2 | 161.0 | 104.8 | 0.44 | 0.94 |
| | | Incl. 83.8 | 118.0 | 34.3 | 1.04 | 1.88 |
| | | 181.6 | 210.0 | 28.4 | 0.15 | 0.31 |
| | | 235.0 | 257.0 | 22.0 | 0.29 | 0.60 |
| K-11-16 | 471 | 196.0 | 229.1 | 33.1 | 0.60 | 0.81 |
| | | 240.8 | 297.0 | 56.2 | 0.29 | 0.63 |
| | | 379.8 | 411.3 | 31.5 | 0.28 | 0.56 |
| | | 417.9 | 471.0 | 53.1 | 0.59 | 1.05 |
| K-11-17 | 327 | 87.0 | 131.0 | 44.0 | 0.04 | 0.32 |
| | | 249.0 | 285.6 | 36.6 | 0.37 | 0.37 |